650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com FIRM / AFFILIATE OFFICES Beijing Moscow Boston Munich Brussels New York Century City Orange County Chicago Paris Dubai Riyadh Düsseldorf San Diego Frankfurt San Francisco Hamburg Seoul Hong Kong Shanghai Houston Silicon Valley London Singapore Los Angeles Tokyo Madrid Washington, D.C. Milan June 17, 2021 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Irene Barberena-Meissner Re: Virgin Galactic Holdings, Inc. Registration Statement on Form S-3 Filed May 28, 2021 File No. 333-256607 Ladies and Gentlemen: On behalf of Virgin Galactic Holdings, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 16, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”). In connection with such response, the Company is concurrently filing an amendment to the Registration Statement. To assist your review, we have reproduced the text of the Staff’s comment in italics below, followed by a response on behalf of the Company. Registration Statement on Form S-3 General 1. It appears that you are seeking to register the issuance of shares of common stock underlying 2,666,667 warrants issued to investors in a private placement in connection with the closing of your initial public offering. Please provide your analysis as to why you believe you are eligible to register the issuance of the underlying common shares to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 239.15 and 103.04.

June 17, 2021 Page 2 Response to Comment 1: The Company advises the Staff that it has revised the Registration Statement to remove the issuance of shares of common stock underlying warrants. We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments about this letter or need any further information, please call the undersigned at (714) 755-8008. Best regards, /s/ Drew Capurro Drew Capurro of LATHAM & WATKINS LLP cc: Michael Colglazier, Virgin Galactic Holdings, Inc. Michelle Kley, Virgin Galactic Holdings, Inc. Justin G. Hamill, Latham & Watkins LLP